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03012168

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 53909

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Donnelly, Penman, French, Haggarty & Co.

RECD S.E.C.
FEB 28 2003
516

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 River Place, Suite 4950
(No. and Street)

Detroit	MI	48207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Godfrey, Hammel, Danneels & Company, P.C.

21420 Greater Mack Avenue	St. Clair Shores	MI	48080
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.

FINANCIAL STATEMENTS

Years Ended December 31, 2002 And 2001

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly, Penman, French, Haggarty & Co. as of Dec. 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly, Penman, French, Haggarty & Co.

We have audited the accompanying balance sheets of Donnelly, Penman, French, Haggarty & Co. (an S Corporation) as of December 31, 2002 and 2001 and the related statements of retained earnings and accumulated other comprehensive income (loss), income and comprehensive income, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly, Penman, French, Haggarty & Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C.

February 22, 2003

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
BALANCE SHEETS
December 31, 2002 And 2001

	2002	2001
ASSETS		
Current Assets:		
Cash	$ 168,477	$ 113,781
Accounts receivable	806,660	17,981
Prepaid expense	33,362	27,032
Total Current Assets	1,008,499	158,794
Property And Equipment:		
Office furniture	72,093	55,491
Less: Accumulated depreciation	21,283	8,346
Net Property And Equipment	50,810	47,145
Other Assets:		
Deposits	1,647	20,934
Total Other Assets	1,647	20,934
	$ 1,060,956	$ 226,873
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,016	$ 11,288
Accrued expenses	100,000	41,915
Shareholder notes payable	-	86,000
Expense advance	-	10,000
Accrued (prepaid) single business tax	19,590	-
Accrued (prepaid) city income tax	1,167	-
Total Current Liabilities	122,773	149,203
Shareholders' Equity:		
Common stock (Note 3)	130,209	130,209
Paid in capital	11,993	11,993
Accumulated other comprehensive income (loss)	(60,000)	(60,000)
Retained earnings (deficit)	855,981	(4,532)
Total Shareholders' Equity	938,183	77,670
	$ 1,060,956	$ 226,873

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, HAGGARTY & CO.
STATEMENTS OF RETAINED EARNINGS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
For The Years Ended December 31, 2002 And 2001

	2002	2001
Retained Earnings:		
Beginning Balance	$ (4,532)	$ 110,417
Net Income (Loss)	860,513	(114,949)
Shareholders' Distributions	-	-
Ending Balance	$ 855,981	$ (4,532)
Accumulated Comprehensive Income (Loss):		
Beginning Balance	$ (60,000)	$ -
Net Unrealized Loss On Securities	-	(60,000)
Ending Balance	$ (60,000)	$ (60,000)

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, HAGGARTY & CO.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For The Years Ended December 31, 2002 And 2001

	2002	2001
Professional Services Billed	$ 2,860,618	$ 1,802,372
Expenses:		
Client relations	15,330	9,993
Computer supplies	1,107	992
Depreciation	12,938	7,826
Dues and subscriptions	29,580	32,294
Insurance - health, life and disability	96,962	31,994
Insurance - other	8,479	8,767
Interest	110	5,643
Leased equipment	42,096	39,844
Leased furniture	23,938	20,255
Licenses	6,608	7,857
Marketing and promotion	94,586	59,472
Meals and entertainment	11,464	11,907
Office supplies and expense	35,089	32,949
Outside services	15,578	27,298
Automobile expenses	35,528	33,861
Parking expense	6,390	6,505
Payroll service	-	1,506
Postage and delivery	9,790	11,375
Professional services	157,865	149,660
Recruiting	-	3,083
Rent	96,648	93,833
Repairs and maintenance	4,330	2,815
Research	22,998	15,707
Section 125 plan	1,132	650
Single business tax and other	34,727	21,485
Taxes - payroll	-	68,402
Telephone	35,268	34,218
Training and continuing education	2,207	5,383
Travel	46,953	34,705
Utilities	5,001	4,879
Wages	1,271,962	1,211,659
Retirement plan expense	114,787	44,218
Less: Reimbursed expenses	(236,840)	(117,560)
Total Expenses	2,002,611	1,923,475
Operating Income (Loss)	858,007	(121,103)
Interest Income	2,506	6,154
Net Income (Loss)	860,513	(114,949)
Other Comprehensive Income (Loss):		
Unrealized holding losses arising during the period	-	(60,000)
Comprehensive Income (Loss)	$ 860,513	$ (174,949)

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, HAGGARTY & CO.
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Cash Flows From Operating Activities:		
Net income (loss)	$ 860,513	$ (114,949)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	12,938	7,826
(Increase) decrease in:		
Accounts receivable	(788,679)	201,226
Prepaid expenses	(6,330)	(14,908)
Deposits	19,287	-
Increase (decrease) in:		
Accounts payable	(9,273)	6,584
Accrued expenses	58,084	41,916
Expense advance	(10,000)	5,000
Accrued payroll	-	(172,720)
Accrued income taxes	20,757	(7,403)
Net Cash Provided (Used) By Operating Activities	157,297	(47,428)
Cash Flows Used By Investing Activities -		
Purchase of fixed assets	(16,601)	(40,649)
Cash Flows From Financing Activities:		
Proceeds (payments) from debt	(86,000)	86,000
Paid in capital received	-	11,993
Common stock issued	-	80,209
Net Cash Provided (Used) By Financing Activities	(86,000)	178,202
Net Increase In Cash And Cash Equivalents	54,696	90,125
Cash And Cash Equivalents At Inception Date	113,781	23,656
Cash And Cash Equivalents At End Of Year	$ 168,477	$ 113,781

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for:

	2002	2001
Interest	$ 110	$ 3,520
Income taxes	$ 4,429	$ 1,747

The accompanying notes are an integral part of these financial statements.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 And 2001

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation based in Detroit, Michigan, and is a full-service investment banking firm providing comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, technology, distribution, services and retail.

Depreciation
Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method.

Concentration Of Credit Risk
The Company maintains cash balances at a financial institution located in southeast Michigan. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2002 and 2001, the Company had $104,819 and $ - of uninsured cash.

The Company extends credit to its customers in the ordinary course of business and generally requires no collateral.

Definition Of Cash
For purposes of the balance sheet and the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. These include the Company's investments in money market funds.

Advertising Costs
Advertising costs are expenses as incurred.

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

DONNELLY, PENMAN, FRENCH, HAGGARTY & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 And 2001

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election has become effective August 11, 2000.

Note 2 – LINE OF CREDIT

	2002	2001
Comerica; maximum facility $100,000; expires April 1, 2003; interest at prime; due on demand.	$ -	$ -

Note 3 - INVESTMENTS

The Company holds 60,000 shares of common stock of the Center For American Jobs, Inc. (a Michigan corporation), which was issued in November 2000 as payment for services performed. The shares are considered to have no current market value as of December 31, 2002 and 2001, and the unrealized holding loss has been charged to Other Comprehensive Income.

Note 4 - COMMON STOCK

$5.00 stated value, 60,000 shares authorized; 10,850 and 10,000 shares issued and outstanding at December 31, 2002 and 2001.

Note 5 - QUALIFIED RETIREMENT PLAN

Effective January 1, 2001, the Company adopted a Money Purchase Plan and Trust, for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company will make contributions to the Plan in the amount of 3.7% of each eligible employee's compensation. Also, if the Plan is considered to be top-heavy, the Company will be required to change the amount of the contribution to the Plan to conform with IRS regulations. The Company's contribution's were $-0- and $38,082 for 2002 and 2001. In 2002, this plan was merged into the profit-sharing plan so no contribution was required.

The Company has also adopted a Profit Sharing Plan and Trust effective January 1, 2001, for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may make a contribution to the Plan at the discretion of the Board of Directors. The Company's contribution's were $100,000 and $1,711 for 2002 and 2001, respectively.

Note 6 - LEASES

The Company is leasing various office and computer equipment, furniture and office space under leases expiring at various dates through September, 2004. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2002 for each of the next two years and in the aggregate are:

Year Ended December 31, 2003	$ 126,757
2004	15,509
Total minimum future rental payments	$ 142,266

Note 7 – REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company ($5,000). At December 31, 2002 net capital was $ 852,365, which was $844,180, in excess of its minimum dollar amount.

Note 7 – REGULATORY REQUIREMENTS (CONTINUED)

The Company was not in compliance at December 31, 2001 due to shareholders notes payable that were considered subordinated by the Company, but did not fulfill all the requirements of the applicable regulatory bodies. At December 31, 2001 the Company's net capital was approximately $27,000 lower than that required.

SUPPLEMENTARY INFORMATION

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To The Board Of Directors And Shareholders

Donnelly, Penman, French, Haggarty & Co.

Our report on our audits of the financial statements of Donnelly, Penman, French, Haggarty & Co. for the years ended December 31, 2002 and December 31, 2001 appears on page 2. Those audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital, the Report Required by SEC Rule 17a-5j, and the Reconciliation of Part IIA for the year ended December 31, 2002 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

February 22, 2003

DONNELLY PENMAN FRENCH HAGGARTY & CO.
COMPUTATION OF NET CAPITAL
DEC. 31, 2002

Net Capital Computation Under Sec Rule 15c3-1

1	Total Ownership Equity from Statement of Financial Condition (Balance Sheet)		938,183
2	Deduct ownership equity not allowable for Net Capital		-
3	Total Ownership Equity For Net Capital		938,183
	Add:		
4.A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
5	Total capital and allowable subordinated liabilities		938,183
6.A.	Deduct:		
	Fixed assets	50,809	
	Prepaids	33,362	
	Deposits	1,647	
			(85,818)
7	Other additions and/or credits		-
8	Net capital before Haircuts on Securities positions		852,365
9	Haircuts		-
10	Net Capital		852,365

Computation of Basic Net Capital Requirement

Part A

11	Minimum net capital required (6-2/3% of Aggreg. Indebt.)	8,185
12	Minimum dollar net capital requirment of reporting broker of dealer and min net cap req of subsidiaries	5,000
13	Net Capital Requirement (Larger of 11 or 12)	8,185
14	Excess net capital (line 10 - line 13)	844,180
15	Excess net capital at 1000% (line 10 less 10% of AI)	840,088
	Percentage of aggregate indebtedness to net capital (AI / line 10)	14.40%

See auditor's report on supplemental information

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

Report required by SEC Rule 17a-5j

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Balance Sheet as of December 31, 2002 and 2001, and the related statements of retained earnings and accumulated comprehensive income, income and comprehensive income, and cash flows for the years then ended, disclosed no material inadequacies.

GODFREY HAMMEL, DANNEELS & CO. P.C.

See auditor's report on supplemental information

DONNELLY PENMAN FRENCH HAGGARTY & CO.
RECONCILIATION OF PART IIA
DEC. 31, 2002

ASSETS	Allowable	Non-Allowable	Total
Total Assets per DPFH report	168,477	892,479	1,060,956
Adjustments:			
Add trade accounts receivable	-	-	-
Add net fixed assets	-	-	-
Reclassify time deposit	-	-	-
Decline in market value of investmer	-	-	-
Add accrued interest on time deposi	-	-	-
Add prepaids and security deposits	-	-	-
Adjusted total per Financial Statement	168,477	892,479	1,060,956

LIABILITIES AND CAPITAL	AI Liab	Non-AI Liab	Total
Total Liabilities per DPFH report	22,116	-	22,116
Adjustments:			
Add trade accounts payable and accrued expenses	-	-	-
Accrued State Business Tax	657	-	657
Accrued Deferred Compensation	100,000	-	100,000
Total liablities	122,773	-	122,773
Common stock			130,209
Additional paid in capital			11,993
Retained earnings			855,981
			(60,000)
Total ownership equity			938,183
	122,773	-	1,060,956

Explanation of reconciling items:

Subsequent to filing the December 2002 Focus report, the company's management decided to make a contribution to the deferred contribution pension plan. There was also a minor adjustment to the state SBT accrual.

See auditor's report on supplemental information